UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

                    Under the Securities Exchange Act of 1934

                         Triathlon Broadcasting Company
                                (Name of Issuer)


                 Class A Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    89589P106
                                 (CUSIP Number)

                 Nelson Obus, Wynnefield Capital Management, LLC
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814

                                       and

                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                 October 8, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].


                               (Page 1 of 7 Pages)

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

--------------------------------------------------------                        ----------------------------------------------------
CUSIP No.  89589P106                                                            Page             2        of    7             Pages
--------------------------------------------------------                        ----------------------------------------------------
 1         NAME OF REPORTING PERSON:                                            Wynnefield Partners Small Cap Value, L. P.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                  13-3688497

------------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                                (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS
                                             WC

------------------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) [ ]


------------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                          7    SOLE VOTING POWER
               NUMBER OF                                              180,926
                SHARES
             BENEFICIALLY              ---------------------------------------------------------------------------------------------
               OWNED BY                   8     SHARED VOTING POWER
                 EACH
              REPORTING                                               None
                PERSON                 ---------------------------------------------------------------------------------------------
                 WITH                     9     SOLE DISPOSITIVE POWER

                                                                      180,926
                                       ---------------------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                                      None
------------------------------------------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      180,926 shares
------------------------------------------------------------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


------------------------------------------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.7
------------------------------------------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

                   PN
------------------------------------------------------------------------------------------------------------------------------------

                               (Page 2 of 7 Pages)

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

--------------------------------------------------------                        ----------------------------------------------------
CUSIP No.  89589P106                                                            Page             3        of    7             Pages
--------------------------------------------------------                        ----------------------------------------------------
 1         NAME OF REPORTING PERSON:                                            Wynnefield Partners Small Cap Value, L. P. I

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                  13-3953291

------------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (a) [X]
                                                                                                                             (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                   WC
------------------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) [ ]


------------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
------------------------------------------------------------------------------------------------------------------------------------
                                          7    SOLE VOTING POWER
               NUMBER OF                                              121,274
                SHARES
             BENEFICIALLY              ---------------------------------------------------------------------------------------------
               OWNED BY                   8     SHARED VOTING POWER
                 EACH
              REPORTING                                               None
                PERSON                 ---------------------------------------------------------------------------------------------
                 WITH                     9     SOLE DISPOSITIVE POWER

                                                                      121,274
                                       ---------------------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                                      None
------------------------------------------------------------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      121,274 shares
------------------------------------------------------------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


------------------------------------------------------------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.82
------------------------------------------------------------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

                   PN
------------------------------------------------------------------------------------------------------------------------------------


                              (Page 3 of 7 Pages)

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

--------------------------------------------------------                      ------------------------------------------------------
CUSIP No.  89589P106                                                          Page             4        of    7             Pages
--------------------------------------------------------                      ------------------------------------------------------
 1         NAME OF REPORTING PERSON:                                          Wynnefield Small Cap Value Offshore Fund Ltd.

           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                                  NONE

------------------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                  (a) [X]
                                                                                                                             (b) [ ]

------------------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                   WC
------------------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) [ ]


------------------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Cayman Islands
------------------------------------------------------------------------------------------------------------------------------------
                                          7    SOLE VOTING POWER
               NUMBER OF                                              76,500
                SHARES
             BENEFICIALLY              ---------------------------------------------------------------------------------------------
               OWNED BY                   8     SHARED VOTING POWER
                 EACH
              REPORTING                                               None
                PERSON                 ---------------------------------------------------------------------------------------------
                 WITH                     9     SOLE DISPOSITIVE POWER

                                                                      76,500
                                       ---------------------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER

                                                                      None
------------------------------------------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      76,500 shares
------------------------------------------------------------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [ ]


------------------------------------------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   2.4
------------------------------------------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON

                   CO
------------------------------------------------------------------------------------------------------------------------------------


                               (Page 4 of 7 Pages)

                                  SCHEDULE 13D
                                 AMENDMENT NO. 3

Item I. Security and Issuer.

     This statement relates to the shares of Class A Common Stock, par value $.01 per share (the "Class A Shares"), of Triathlon Broadcasting Company (the "Issuer"). The Issuer's principal executive offices are located at Symphony Towers, 750 B Street - Suite 1920, San Diego, CA 92101.

Item 2. Identity and Background.

     This statement is being filed by Wynnefield Partners Small Cap Value, L. P., and Wynnefield Partners Small Cap Value, L.P. I, each a limited partnership formed under the laws of the State of Delaware (together the "Partnerships") and Wynnefield Small Cap Value Offshore Fund Ltd., an Exempted Company formed under the laws of the Cayman Islands (the "Offshore Fund"). The principal business of the Partnerships and the Offshore Fund is investments. The address of the principal offices of the Partnerships is One Penn Plaza, Suite 4720, New York, New York 10119 and the address of the principal offices of the Offshore Fund is do Olympia Capital (Cayman) Ltd., Williams House, 20 Reid Street, Hamilton HM 11, Bermuda.

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCM") is the general partner of the Partnerships. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM, and their principal business address is the same as the Partnerships'. The principal occupations of Messrs. Obus, Landes and Melnick are acting as the managing members of WCM and managing investments of the Partnerships. Messrs. Obus, Landes and Melnick are also executive officers of Wynnefield Capital Inc. ("Wynnefield Capital") a corporation organized under the laws of Delaware. Wynnefield Capital is the investment manager of the Offshore Fund.

     During the past five years, neither the Partnerships, the Offshore Fund, WCM, Wynnefield Capital, Mr. Obus, Mr. Landes nor Mr. Melnick (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus, Landes and Melnick are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     A total of 378,700 Class A Shares were purchased by the Partnerships and by the Offshore Fund for cash aggregating $3,148,656.68. The cash was provided from their working capital.

Item 4. Purpose of Transaction.

     The additional Class A Shares purchased by the Partnerships and the Offshore Fund (46,300 shares) were purchased for investment following the Issuer's decision to be sold at a satisfactory price.


                              (Page 5 of 7 Pages)

Item 5. Interest in Securities of the Issuer.

     The 378,700 Class A Shares owned by the Partnerships and the Offshore Fund represent approximately 11.9% of the Class A Shares of the Issuer outstanding as of August 10, 1998, based on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1998.

     Messrs. Obus, Landes and Melnick, as the managing members of WCM, the general partner of the Partnerships, and as the officers of Wynnefield. the investment manager of the Offshore Fund, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Class A
Shares and have the sole power to receive or to direct the receipt of the proceeds from the sale of the Class A Shares, or any dividends paid with respect to the Class A Shares.

     46,300 of the Class A Shares owned by the Partnerships and the Offshore Fund were purchased after September 1, 1998 (the latest date of purchase of Class A Shares previously reported) as follows:

--------------------------------------------------------------------------------
                                                CLASS A SHARES      PER SHARE
PURCHASER                 DATE OF PURCHASE        PURCHASED       PURCHASE PRICE
================================================================================
Wynnefield                October 8, 1998           1,000            8.5700
--------------------------------------------------------------------------------
Wynnefield - I            September 14, 1998        7,300           10.9484
--------------------------------------------------------------------------------
Wynnefleld - I            October 8, 1998           4,000            8.5763
--------------------------------------------------------------------------------
Offshore Fund             September 10, 1998        3,500           11.0075
--------------------------------------------------------------------------------
Offshore Fund             September 11, 1998        2,000           10.9450
--------------------------------------------------------------------------------
Offshore Fund             September 15, 1998          400           10.8825
--------------------------------------------------------------------------------
Offshore Fund             September 22, 1998       20,000           10.7263
--------------------------------------------------------------------------------
Offshore Fund             September 23, 1998        5,600           10.5700
--------------------------------------------------------------------------------
Offshore Fund             October 8, 1998           2,500            8.5700
--------------------------------------------------------------------------------

     In addition to the Class A Shares owned by the Partnerships and the Offshore Fund, they also own 300,000 shares (representing approximately 5.1%) of the Depositary Shares of the Issuer which were previously reported by them on
Schedule 13D and amendments thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Partnerships, the Offshore Fund, Wynnefield Capital, Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Class A Shares. None of the Class A Shares is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the Class A Shares.

Item 7. Material to be Filed as Exhibits.

     None


                               (Page 6 of 7 Pages)

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

October 23, 1998
   (Date)
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                             By:   Wynnefield Capital Management, LLC

                             By:  /s/ Joshua Landes
                                  ---------------------------------------------
                                  Nelson Obus, Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND LTD.


                             By:  /s/ Joshua Landes
                                  ---------------------------------------------
                                  Joshua Landes, Director


                              (Page 7 of 7 Pages)